Exhibit 99.1
Earnings Conference Call 1Q23

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

Flattish net debt amid strong investment cycle

suzano

Sales Volume

Pulp:
2.5 million tons
(vs. 2.4 million tons in 1Q22 and 2.8 million tons in 4Q22)

Paper[1]:
249 thousand tons
(vs. 280 thousand tons in 1Q22 and 304 thousand tons in 4Q22)

Pulp Inventory:
Below optimum operational levels

Operating Performance

Adjusted EBITDA:
R$6.2 bn
(vs. R$5.1 billion in 1Q22 and R$8.2 billion in 4Q22)

Operating Cash Generation[2]:
R$4.7 bn
(vs. R$3.9 billion in 1Q22 and R$6.5 billion in 4Q22)

Cash cost ex-downtimes:
R$937/ton
(vs. R$868/ton in 1Q22 and in line with 4Q22)

Financial Management

Liquidity[3]:
US$6.1 bn
(vs. US$ 5.3 billion in 1Q22 and US$6.0 billion in 4Q22)

Net debt:
US$10.9 bn
(vs. US$10.5 billion in 1Q22 and in line with 4Q22)

Leverage[4]:
1.9x in US$
(vs. 2.4x in US$ in 1Q22 and 2.0x in US$ in 4Q22)

ESG

Launch of 2022 Sustainability Report
for AGM ✓

Carbon Credits
1st Approved project

VERRA

1.7 Mt CO_2eq

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers IFC/Finnvera credit lines. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

3

2,636 3,010 812 330 1,142 6,616 5,349 6,827 7,056 1,212 1,412 1,873 2,669 2,842 PAPER AND PACKAGING BUSINESS Paper Sales¹ (‘000 tons) Average Net Price (R$/ton) EBITDA/ton growth driven by higher prices, despite lower volume 4 1Q22 4Q22 1Q23 LTM 1Q23 Exports Domestic 187 224 179 93 80 70 280 304 249 1 Excluding Consumer Goods. | ² Excluding impact of Management LTI 1Q20: - R$30/ton; 1Q21: - R$57/ton; 1Q22: R$20/ton; 4Q22: - R$17/ton ; 1Q23: - R$10/ton; LTM 1Q23: - R$1/ton 290 373 525 810 708 35% 39% 40% 1Q22 4Q22 1Q23 LTM 1Q23 1Q22 4Q22 1Q23 LTM 1Q23 32% 34% 1Q20 1Q21 Paper Adjusted EBITDA and EBITDA Margin2 R$ MM R$/ton Margin % 40%

2,424 639 831 719 2,382 2,759 2,455 PULP BUSINESS 1Q22 4Q22 1Q23 10,673 LTM 1Q23 25,875 4,560 7,274 5,336 1Q22 4Q22 1Q23 LTM 1Q23 Average FX R$5.23 R$5.26 R$5.20 R$5.16 Solid volumes in a more challenging market scenario 5 1,915 2,636 2,174 1Q22 4Q22 1Q23 3,345 4,366 3,737 US$ BRL 57% 61% 57% 62% LTM 1Q23 Sales volume (‘000 tons) Average Net Price – Export Market (/ton) Adjusted EBITDA and EBITDA Margin R$ MM R$/ton Margin % 4,016 779

179 407 430 312 363 (31) 1Q22 51 Wood 32 Input 2 Fixed Cost (7) Energy (9) FX 182 (38) 1Q23 868 937 +8% 164 449 182 366 430 363 (42) 4Q22 (3) Wood (16) Input 17 Fixed Cost 4 Energy (2) FX (38) 1Q23 937 937 0% PULP BUSINESS Pulp Cash Cost – 1Q23 vs. 4Q22 (ex-downtime – R$/ton) Pulp Cash Cost – 1Q23 vs. 1Q22 (ex-downtime – R$/ton) Stable cash cost performance 6 Commodity price effect: -R$24/ton Commodity price effect: R$34/ton Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX

CERRADO PROJECT On time and with no cost overrun 7 ¹ Indexed contracts + commodity price increases | ² Make or buy alternatives for higher efficiency and/or risk mitigation such as chemical plant (sulfuric acid), forestry equipment and outbound logistics (rolling stock and export terminal). 3 Note: all figures as of 2023 currency (in real terms) | 4 Structural cash production cost and sustaining capex with wood sourcing in regime as from the beginning of second forestry cycle (2031) 19.3 20.9 22.2 1.9 (0.3) 1.3 Previous Inflation¹ FX Subtotal Make or buy decision² Current³ Total Capex - new guidance (R$ billion) Inside-the-fence Capex (R$ billion) 14.7 Previous Current 15.9 +8% Capex timeline (R$ billion) 1.7 7.2 0.1 0.7 7.4 8.9 5.1 2020 2021 2022 2023 2024 Actual Expected Cash production cost guidance (R$/t) Unchanged cash cost ex-downtime3 : - After ramp-up ➔ ~R$500/t - Structural4 ➔ ~R$400/t Inside-the-fence Progress (%) Physical Progress: 57% Financial Progress: 43%

3.4 0.6 0.7 2.1 2.2 1.5 7.2 1.3 FINANCIAL MANAGEMENT Net Debt (US$ billion) Financial discipline and assets’ competitiveness ensure a sound balance sheet during investment cycle 8 2.1 2.0 1.9 2.4 2.0 1.9 Mar/22 Dec/22 Mar/23 In R$ In US$ 1 It considers amounts related to derivative adjustments, payment of dividends, IR/CS, among others. | ² Considers capex on accrual basis, | ³ IFC and Finnvera credit lines | 4 Considers the portion of debt with currency swaps for foreign currency. Amortization Schedule (US$ billion) Cash on hand (56% in US$) Stand-by facilities Leverage (Net debt/EBITDA LTM) Average Cost (in US$): : 4.7% p.a. Average Term: 77 months Liquidity 9M23 2024 2025 2026 2028 onwards 2027 6.1 10.9 10.9 Net Debt Dec 2022 (1.2) Adjusted EBITDA 0.5 Sustaining Capex 0.3 Expansion and Modernization Capex 0.1 Working Capital 0.0 Dividends / Share Buyback Program 0.2 Accrued Net Interest¹ 0.1 Δ Others Net Debt Mar 2023 % of debt in fixed rate (US$)4 27% 96% 97% 97% 98% 95% IFC/Finnvera³ 1.4 Capex Total²: 0.8

FINANCIAL MANAGEMENT Hedging strikes mitigate currency appreciation impact on P&L 9 Operating Cash Flow + Cerrado Project Hedging Portfolio Average Mar/2023: Put / Call 5.63 6.57 67% FX gap coverage Dec/2022: US$7.7 billion Mar/2023: US$7.1 billion Notional² FX Spot @ 5.01¹ 1 It considers closing in 04/27/2023. | ² Considers EUR/USD hedge with notional of EUR493MM and 1.02 avarage FX.

10 Takeaways ⚫ Focus on creating long-term value through successive advances along strategic avenues; ⚫ Agility in carrying out the commercial strategy for pulp and paper businesses; ⚫ Cash cost showing a downward trend, at current commodity price levels; ⚫ Consistent conservative financial policies; ⚫ Cerrado Project on time and with no cost overruns.

Q&A 1Q23 Investor Relations www.suzano.com.br/ir ri@suzano.com.br